Exhibit 99.4

Form of DTC Participant Certification

DTC PARTICIPANT CERTIFICATION FOR TRANSFER OF RECORD OWNERSHIP

OF SHARES OF SINOVAC BIOTECH LTD. Capital STOCK ISSUED
IN EXCHANGE FOR PREVIOUSLY OUTSTANDING RIGHTS

On February 22, 2019, each right previously outstanding under the Rights Agreement (as amended and restated, the “Rights Agreement”) of Sinovac Biotech Ltd. (the “Company”) was exchanged (the “Exchange”) at the close of trading in the United States on that date for 0.655 shares of the Company’s common shares, par value $0.001 per share (the “Common Share”) and 0.345 shares of the Company’s Series B Convertible Preferred Shares, par value $0.001 per share (the “Series B Preferred Share”). The total shares to be received by any shareholder will be rounded up to the nearest whole Common Share and rounded down to the nearest whole Series B Preferred Share. The Exchange does not apply to rights that are or were held by any Acquiring Person or any Affiliate or Associate of an Acquiring Person (as such terms are defined below) as of the close of trading in the United States on February 22, 2019 (the “Exchange Date”).

On February 18, 2019, the Company’s Board of Directors determined that 1Globe Capital LLC, Chiangjia Li, OrbiMed Advisors LLC, and those additional shareholders who voted together with the foregoing at the annual meeting held in February 2018 and their Affiliates and Associates, as such terms are defined in the Rights Agreement (collectively, the “Collaborating Shareholders”), became “Acquiring Persons” as of the Exchange Date. As a result, rights held by members of the Collaborating Shareholders became void on that date and members of the Collaborating Shareholders are not eligible to participate in the Exchange. No other person or group has been determined to be an Acquiring Person. In order to receive shares of Common Share and Series B Preferred Share in the Exchange, an eligible shareholder is required to certify that it is not an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) and that it is not the transferee of any shares from an Acquiring Person (or an Affiliate or Associate of an Acquiring Person).

On February 22, 2019, the Company transferred all shares to be distributed in the Exchange to Shareholder 2019 Rights Exchange Trust (the “Trust”). The Company has appointed Wilmington Trust, National Association to serve as Trustee of the Trust under a Trust Agreement dated February 20, 2019, to hold these shares on behalf of all non-Collaborating Shareholders shareholders (each, a “Beneficiary” and collectively, the “Beneficiaries”), pending receipt of the required certification. For the avoidance of doubt, members of the Collaborating Shareholders are not Beneficiaries under the Trust Agreement.

To receive Common Shares and Series B Preferred Shares from the Trustee, an eligible shareholder must certify that it is not an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) or a transferee of shares from an Acquiring Person (or an Affiliate of Associate of an Acquiring Person). By completing this certification form in the space provided below, you represent that each VOI number provided was submitted on behalf of a beneficial holder who certified to you that he/she/it is not an Acquiring Person (or an Affiliate or Associate of an Acquiring Person).

The Rights Agreement defines an “Affiliate” and “Associate” as having the respective meanings ascribed to them in Rule 12b-2 of the General Rules and Regulations of the Securities Exchange Act of 1934, as in effect on February 22, 2019, and to the extent not included within such definitions, any other person whose Common Shares would be deemed constructively owned by such first person, owned by a single “entity” as defined in Section 1.382-3(a)(1) of applicable income tax regulations under the Internal Revenue Code of 1986, as amended (the “Code”), or otherwise aggregated with Common Shares owned by such first person pursuant to the provisions of the Code, or any successor provision or replacement provisions; provided, however, that a person shall not be deemed to be the Affiliate or Associate of another person solely because either or both persons are or were directors of the Company.

TO RECEIVE A DISTRIBUTION OF SHARES TO WHICH YOU MAY BE ENTITLED,
PLEASE CERTIFY THE REPRESENTATION AND PROVIDE THE INFORMATION

REQUESTED BELOW.

DELIVERY INSTRUCTIONS

The completed DTC Participant Certification and Individual Eligible Shareholder VOI List may be sent by email or facsimile transmission (prior to the Deadline), with required hard copy including an original Medallion Guarantee Stamp to the Information Agent at:

By Email: sinovac@Mackenziepartners.com	By Facsimile +1.646.439.9201	By Overnight Courier or Messenger Delivery: 1407 Broadway 27th Floor New York, NY 10018

Toll Free Telephone: (800) 322-2885

or

+1.212.929.5500

The undersigned hereby represents, warrants and certifies to Wilmington Trust, National Association, as Trustee, that each beneficial holder represented by the VOI number listed on the following page(s) has provided you with a certification that he/she it:

a.	was the holder of the number of rights specified below as of the close of trading in the United States on February 22, 2019 and is entitled to the distribution of shares pursuant to the Exchange;

b.	is NOT, and does NOT hold shares on behalf of any beneficial owner that is, and was NOT, and does NOT hold shares on behalf of any beneficial owner that was, an Acquiring Person or a transferee of an Acquiring Person (or in each case, an Affiliate or Associate of an Acquiring Person); and

c.	is a Beneficiary under the Trust Agreement and understands and acknowledges that upon distribution of the shares specified below he/she/it shall cease to be a Beneficiary under the Trust Agreement.

Bank/Broker Name:___________________________________	DTC Participant #:_____________
____________________________________	______________
Sign Here	Date
____________________________________
Print Name
__________________________________
Title
_________________________________	________________________
Telephone	Email Address
MEDALLION STAMP HERE:

INDIVIDUAL ELIGIBLE SHAREHOLDER VOI LIST

[IMPORTANT: All VOI submissions must be on an individual beneficial holder account basis]

Bank/Broker Name:___________________________________	DTC Participant #:_____________

Page # _________

VOI Instruction Number Shareholder*	Number of Rights Presented	Eligible

(Check appropriate box)

YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐
YES ☐
NO ☐

*An eligible shareholder is required to certify that it is not an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) and that it is not the transferee of any shares from an Acquiring Person (or an Affiliate or Associate of an Acquiring Person).